UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-37556

Stericycle, Inc.

(Exact name of registrant as specified in its charter)

800 Capitol Street

Suite 3000

Houston, Texas 77002

(713) 512-6200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1*

*On November 4, 2024, pursuant to an Agreement and Plan of Merger, dated as of June 3, 2024, by and among Waste Management, Inc. (“Waste Management”), Stericycle, Inc. (“Stericycle”) and Stag Merger Sub Inc. (“Merger Sub”), Waste Management acquired Stericycle through the merger of Merger Sub with and into Stericycle, with Stericycle surviving the merger as an indirect wholly owned subsidiary of Waste Management.

On November 4, 2024, Nasdaq filed a Form 25 to remove Stericycle’s common stock, par value $0.01 per share, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).

Pursuant to the requirements of the Securities Exchange Act of 1934, Stericycle, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

STERICYCLE, INC.

Date: November 14, 2024	By:	/s/ Courtney A. Tippy
	Name:	Courtney A. Tippy
	Title:	Vice President and Secretary